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                                  UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                             ----------------------

                                    FORM 11-K

(Mark one)

/X/ ANNUAL REPORT PURSUANT TO SECTION 15 (D) OF THE SECURITIES EXCHANGE ACT OF
    1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 1998 COMMISSION FILE NUMBER 1-11802

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2000 COMMISSION FILE NUMBER 1-11802

                                       OR

/_/ TRANSITION REPORT PURSUANT TO SECTION 15 (D) OF THE SECURITIES EXCHANGE
    ACT OF 1934

FOR THE TRANSITION PERIOD FROM ______________________ TO ______________________



                            QUEBECOR WORLD (USA) INC.
                   (FORMERLY KNOWN AS WORLD COLOR PRESS, INC.)

                                  401 (K) PLAN

                            QUEBECOR WORLD (USA) INC.
                          THE MILL, 340 PEMBERWICK ROAD
                          GREENWICH, CONNECTICUT 06831
                    (Address of principal executive offices)

                                  203-532-4200
              (Registrant's telephone number, including area code)


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


QUEBECOR WORLD (USA) INC. 401(K) PLAN

TABLE OF CONTENTS
--------------------------------------------------------------------------------


                                                                            PAGE
INDEPENDENT AUDITORS' REPORT                                                   1

FINANCIAL STATEMENTS AS OF DECEMBER 31, 2000 AND 1999
  AND FOR THE YEARS THEN ENDED:

  Statements of Net Assets Available for Benefits                              2

  Statements of Changes in Net Assets Available for Benefits                   3

  Notes to Financial Statements                                              4-7

SUPPLEMENTAL SCHEDULE AS OF DECEMBER 31, 2000 AND
  FOR THE YEAR THEN ENDED:

  Schedule of Assets Held for Investment Purposes                              8

SIGNATURES                                                                     9

CONSENT OF INDEPENDENT AUDITORS                                               10


INDEPENDENT AUDITORS' REPORT

To the Trustees and Participants of the
Quebecor World (USA) Inc. 401(k) Plan

We have audited the accompanying statements of net assets available for benefits of the Quebecor World (USA) Inc. 401(k) Plan (the "Plan") as of December 31, 2000 and 1999, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2000 and 1999, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule listed in the Table of Contents is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. Such supplemental schedule has been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Deloitte & Touche
New York, New York
June 15, 2001

QUEBECOR WORLD (USA) INC. 401(K) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2000 AND 1999
--------------------------------------------------------------------------------



                                                       2000          1999

INVESTMENTS AT FAIR VALUE                          $ 270,032,343   $262,222,322

CASH TRANSACTION ACCOUNT                                       6              3

PARTICIPANT LOANS                                     15,974,516     12,696,136
                                                   -------------   ------------

NET ASSETS AVAILABLE FOR BENEFITS                  $ 286,006,865   $274,918,461
                                                   =============   ============




See notes to financial statements.

QUEBECOR WORLD (USA) INC. 401(K) PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEARS ENDED DECEMBER 31, 2000 AND 1999
--------------------------------------------------------------------------------


                                                           2000          1999
ADDITIONS:
  Investment income:
    Dividends                                       $  17,023,840    $  21,067,374
    Net (depreciation) appreciation in fair value     (22,311,334)       5,066,174
                                                    -------------    -------------

           Total investment (loss) income              (5,287,494)      26,133,548
                                                    -------------    -------------

  Contributions:
    Employer                                            3,498,260        3,056,485
    Employee                                           24,611,582       20,691,604
                                                    -------------    -------------

           Total contributions                         28,109,842       23,748,089

  Assets merged into plan                              19,416,412       58,081,425
                                                    -------------    -------------

          Total additions                              42,238,760      107,963,062
                                                    -------------    -------------

DEDUCTIONS:
  Benefits paid to participants                       (30,464,958)     (22,040,203)
  Forfeitures                                            (575,466)        (259,424)
  Transaction charge                                     (109,932)         (12,225)
                                                    -------------    -------------

           Total deductions                           (31,150,356)     (22,311,852)
                                                    -------------    -------------

NET INCREASE IN NET ASSETS                             11,088,404       85,651,210

NET ASSETS AVAILABLE FOR BENEFITS:
  Beginning of year                                   274,918,461      189,267,251
                                                    -------------    -------------

  End of year                                       $ 286,006,865    $ 274,918,461
                                                    =============    =============


See notes to financial statements.

QUEBECOR WORLD (USA) INC. 401(K) PLAN

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2000 AND 1999
--------------------------------------------------------------------------------


1.  DESCRIPTION OF PLAN

    The following is a general description of the Quebecor World (USA) Inc. 401(k) Plan (the "Plan"). Employees should refer to the Plan document for a more complete description of the Plan's provisions.

    GENERAL - The Plan is a defined contribution plan that was established on July 1, 1991. Nonunionized employees become eligible to participate upon attaining the age of 18. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). Quebecor World
    (USA) Inc. (the "Company") is the administrator of the Plan. Putnam Investments is the trustee and custodian of the Plan's investments.

    PLAN AMENDMENTS AND MERGERS - In connection with the merger of World Color Press, Inc. and Quebecor Printing, Inc. on October 8, 1999 the Plan was renamed Quebecor World (USA) Inc. 401(k) Plan. The following Plan amendments were made during the years ended December 31, 2000 and 1999 to account for mergers as follows:

    On October 3, 2000, the Quebecor/Sayers Associates' 401(k) Plan merged into the Plan.

    On January 1, 1999, the Acme Printing Company, Inc. 401(k) Profit Sharing Plan and the Magna Graphic, Inc. 401(k) Plan and Trust merged into the Plan. On April 30, 1999, the Century Graphics Corporation Retirement Savings Plan, the Dittler Brothers, Inc. Deferred Compensation Plan, and the Dittler Brothers, Inc. Deferred Compensation Plan for Union Employees merged into the Plan. On July 31, 1999, the Infiniti Graphics, Inc. 401(k) Plan merged into the Plan. On October 31, 1999, the John W. Little Co. Employees 401(k) Savings Plan, the Great Western Publishing, Inc. 401(k) Profit Sharing Plan, and the UP/Graphics, Inc. 401(k) Plan merged into the Plan.

    All active participants in those plans automatically became participants of the Plan on the respective merger date. Participants should refer to the Plan document for more complete information.

    CONTRIBUTIONS - Each year, participants may contribute up to 15% of pretax annual compensation subject to certain limitations, as defined in the Plan. The Company makes a matching contribution to certain participants based on the relative matching percentages that were available to the participants of the respective merged plans.

    PARTICIPANT ACCOUNTS - Each participant's account is credited with the participant's contributions and withdrawals, as applicable, and the Plan earnings. Earnings are allocated by fund based on the ratio of a participant's account invested in a particular fund to all participants' investments in that fund. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

    VESTING - Participants or beneficiaries, at all times, have a 100% vested and non-forfeitable interest in their contributions and actual earnings thereon. Participants are generally vested in Company contributions and actual earnings thereon in the five-year graded schedule unless the vesting schedule of the merged plans provided enhanced vesting schedules, in which case those participants are grandfathered in the respective merged plans' vesting schedules. The five-year graded vesting schedule for the Plan is as follows:


                YEARS OF                              PERCENTAGE
                 SERVICE                                VESTED
                   1                                      20%
                   2                                      40
                   3                                      60
                   4                                      80
                   5                                     100

    FORFEITURES - Upon termination of service of a participant prior to vestiture, the non-vested portion of the Company's contribution is forfeited and used to pay plan expenses.

    INVESTMENT ELECTIONS - Participants may direct the investment of all contributions made to their account balance in any combination of the investment options available, in increments of 1%. The investment options available to participants as of December 31, 2000 consist of the following:

        NEUBERGER & BERMAN GENESIS TRUST - Funds are invested primarily in stocks of companies with small market capitalizations.

        STABLE VALUE FUND - Funds are invested in a diversified portfolio of high-quality investment contracts in order to preserve principal and achieve high current income.

        PUTNAM S&P 500 INDEX FUND - Funds are invested in stocks that compose the Standard & Poor's 500 Composite Stock Price Index either directly or through collective investment trusts.

        QUEBECOR WORLD INC. STOCK FUND - The fund invests in common stock of Quebecor World Inc.

        JANUS WORLDWIDE FUND - The Fund invests primarily in common stocks of foreign and domestic companies.

        PIMCO TOTAL RETURN FUND - Invests primarily in investment grade debt securities, but may invest up to 10% of its assets in high yield securities.

        PUTNAM ASSET ALLOCATION GROWTH FUND - Designed to meet the needs of investors who are willing to accept a higher degree of risk and have long-term investment goals.

        PUTNAM ASSET ALLOCATION BALANCED FUND - Designed to meet the needs of investors who are willing to accept a moderate level of risk on their portfolio.

        PUTNAM ASSET ALLOCATION CONSERVATIVE FUND - Designed to meet the needs to investors who seek to preserve principal yet have some equity exposure to keep pace with inflation.

        PUTNAM OTC EMERGING GROWTH FUND - Invests primarily in common stocks of small to midsize companies whose sales and earnings are growing at very strong rates.

        PUTNAM INTERNATIONAL GROWTH FUND - Funds are invested in equity securities of domestic and foreign companies for capital appreciation. At least 65% of the fund's total assets are invested in at least three countries other than the United States.

        PUTNAM INVESTORS FUND - Invests primarily in "blue chips," the stocks of large, well-established, companies selected from a broad range of industries.

        PUTNAM VISTA FUND - Invests mostly in the stocks of midsize companies.

        FIDELITY EQUITY INCOME FUND - Invests primarily in out-of-favor stocks with above average dividend yields.

    Participants may change both their contribution percentage and investment options each payroll cycle.

    PARTICIPANT LOANS - Participants may borrow up to the lesser of $50,000 or 50% of their account balance, subject to certain restrictions, in accordance with interest rates and collateral requirements established by the Company. Loan transactions are treated as a transfer between the investment fund and the loan fund.

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

    ACCOUNTING BASIS - The Plan's financial statements are prepared on the accrual basis of accounting.

    INVESTMENT VALUATION - Investments of the Plan are carried at fair value, which is market value for all investment accounts. Participant loans are valued at cost which approximates fair value.

    CONTRIBUTIONS - Employee contributions are recorded in the period during which the Company makes payroll deductions from the Plan participants' earnings. Company contributions are recorded at the same time as the participant contributions in accordance with the Plan agreement.

    BENEFITS - Benefit claims are recorded by the trustee when they have been approved for payment and paid by the Plan.

    USE OF ESTIMATES - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

    RECLASSIFICATIONS - Certain reclassifications have been made to prior year's amounts to conform with the current year presentation.

3.  INVESTMENTS EXCEEDING 5% OF NET ASSETS

       The following investments represent 5% or more of the Plan's net assets available for benefits as of December 31, 2000 and 1999, respectively:


                                                                2000                1999

      Neuberger & Berman Genesis Trust                       $18,530,409          -
      Stable Value Fund                                       60,504,859         60,515,584
      Putnam S&P 500 Index Fund                               29,841,354         29,017,699
      Putnam Asset Allocation Balanced Fund                   18,695,115              -
      Putnam International Growth Fund                        18,432,933         15,731,793
      Putnam Investors Fund                                   48,560,430              -
      Fidelity Equity Income Fund                             50,412,970              -
      Fidelity Contrafund                                         -              62,379,154
      The George Putnam Fund of Boston                            -              22,953,559
      The Putnam Fund for Growth and Income                       -              53,691,282

4.  TAX STATUS

    The Plan obtained its latest determination letter dated September 6, 1995, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended since receiving this determination letter. The Company's management believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan's financial statements.

5.  RELATED PARTY TRANSACTIONS

    Certain Plan investments are in funds managed by Putnam Investments, the Plan trustee. In addition, the Plan invests in common stock of Quebecor World Inc. through the Quebecor World Inc. Stock Fund as well as participant loans. These transactions qualify as party-in-interest transactions.

6.  PLAN TERMINATION

    Although it has not expressed any intention to do so, the Company has the right under the Plan to terminate the Plan subject to the provisions set forth in ERISA. In the event of plan termination, participants will receive a distribution in accordance with the terms and conditions of the Plan agreement.

7.  SUBSEQUENT EVENTS

    Effective January 1, 2001, the Quebecor Defined Contribution Plan and the Quebecor Deferred Compensation Savings Plan (the "Predecessor Plans") merged into the Plan. All active participants of the Predecessor Plans automatically became participants of the Plan on the effective date.

                                    ******

                                                  EIN: 37-1167902
                                                  PN: 005


QUEBECOR WORLD (USA) INC. 401(k) PLAN
SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES AT YEAR END
DECEMBER 31, 2000
--------------------------------------------------------------------------------


 (a)                   (b)                                      (c)                     (d)           (e)
           IDENTITY OF ISSUE, BORROWER,                   DESCRIPTION OF                            CURRENT
             LESSOR, OR SIMILAR PARTY                       INVESTMENT                 COST          VALUE

*     Putnam Fudiciary Trust Company           Neuberger & Berman Genesis Trust           **     $ 18,530,409
*     Putnam Fudiciary Trust Company           Stable Value Fund                          **       60,504,859
*     Putnam Fudiciary Trust Company           Putnam S&P 500 Index Fund                  **       29,841,354
*     National Financial Services Corporation  Quebecor World Inc. Stock Fund             **          481,850
*     Putnam Fudiciary Trust Company           Janus Worldwide Fund                       **        7,593,653
*     Putnam Fudiciary Trust Company           Pimco Total Return Fund                    **        6,577,555
*     Putnam Fudiciary Trust Company           Putnam Asset Allocation Growth Fund        **          329,157
*     Putnam Fudiciary Trust Company           Putnam Asset Allocation Balanced Fund      **       18,695,115
*     Putnam Fudiciary Trust Company           Putnam Asset Allocation Conservative Fund  **          335,448
*     Putnam Fudiciary Trust Company           Putnam OTC Emerging Growth Fund            **        3,767,427
*     Putnam Fudiciary Trust Company           Putnam International Growth Fund           **       18,432,933
*     Putnam Fudiciary Trust Company           Putnam Investors Fund                      **       48,560,430
*     Putnam Fudiciary Trust Company           Putnam Vista Fund                          **        5,969,183
*     Putnam Fudiciary Trust Company           Fidelity Equity Income Fund                **       50,412,970
*     Putnam Fudiciary Trust Company           Cash                                       **                6
*     Participant Loans                        Participant Loans                          **       15,974,516
                                                                                                -------------
      TOTAL INVESTMENTS                                                                         $ 286,006,865
                                                                                                =============

*Party-in-interest as defined by ERISA

**In Column (d), cost information may be omitted with respect to participant or beneficiary directed transactions under an individual account plan.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Trustee (or other persons who administer the employee benefit plan) has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

                                          QUEBECOR WORLD (USA) INC. 401 (k) PLAN


Date:  June 29, 2001                        By: /s/ SHARI DAVIDSON
                                               ---------------------------------
                                                Shari Davidson
                                                Plan Administrator